Exhibit 99.1

Millennium Group International Holdings Limited

Announces Pricing of Initial Public Offering

HONG KONG, April. 4, 2023 – Millennium Group International Holdings Limited (the “Company” or “Millennium”), a long-established paper-based packaging solutions supplier, today announced the pricing of its initial public offering (the “Offering”) of 1,250,000 ordinary shares at a public offering price of $4.00 per ordinary share, for total gross proceeds of $5 million, before deducting underwriting discounts, commissions, and other related expenses. In addition, Millennium has granted the underwriters a 45-day option to purchase up to an additional 187,500 ordinary shares at the public offering price, less underwriting discount, and commissions. The ordinary shares are expected to begin trading on the Nasdaq Capital Market on April 4, 2023, under the symbol “MGIH.” The offering is expected to close on April 6, 2023, subject to satisfaction of customary closing conditions.

The Company intends to use the net proceeds from the Offering for the establishment of new corrugated paper products production facilities to be located in Huizhou, PRC and Vietnam, including new capital equipment to be used in the respective operations.

The Offering is being conducted on a firm commitment basis. Revere Securities, LLC and R.F. Lafferty & Co., Inc. (the “Underwriters”) are acting as underwriters to the Offering. Ortoli Rosenstadt LLP is acting as U.S. counsel to the Company, and Sichenzia Ross Ference LLP is acting as U.S. counsel to Revere Securities, LLC, who is acting as the representative of the Underwriters in connection with the Offering.

A registration statement related to these securities has been filed with, and declared effective by, the United States Securities and Exchange Commission. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Millennium Group International Holdings Limited

Founded in 1978, Millennium Group is a long-established paper-based packaging solutions supplier committed to providing creative and sustainable packaging solutions to worldwide brands. The Company manufactures packaging products and corrugated products, and provides packaging products supply chain management solutions for a wide range of industries. Headquartered in Hong Kong with operations in the PRC and Vietnam, the Company adopts a one-stop integrated service approach with an objective to cover the entire value chain of its customers, with the sales of its products to PRC, Hong Kong, Vietnam, Myanmar, Australia, Indonesia, Cambodia, Taiwan, Thailand, United States, India and Germany. For more information, please visit the Company’s website: https://investors.millennium-gp.com/

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Millennium Group

Investor Relations

Email: ir@millennium-gp.com

Lambert Global

Jackson Lin

Phone: +1-646-717-4593

Email: jlin@lambert.com

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